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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              ---------------------

                                   FORM 8-A/A
                                (Amendment No. 2)

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              Gryphon Holdings Inc.
                   -------------------------------------------
             (Exact name of registrant as specified in its charter)

               Delaware                                   13-3287060
        ----------------------                         ----------------
     (State or Other Jurisdiction                        (IRS Employer
           of Incorporation)                           Identification No.)

           30 Wall Street
         New York, New York                                  10005
   --------------------------------                         --------
(Address of Principal Executive Offices)                   (zip code)


Securities to be registered pursuant to Section 12(b) of the Act:

    Title of Each Class                      Name of Each Exchange on Which
   to be so Registered                       Each Class is to be Registered
    -----------------                         -----------------------------

Preferred Share Purchase Rights               Nasdaq National Market System
  --------------------------                    --------------------------


Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                ----------------
                                (Title of class)
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                  The undersigned registration hereby amends and restates,
effective as of July 28, 1998, Item 1 of its Registration Statement on Form 8-A dated June 20, 1995, as previously amended as of July 28, 1998 as follows:

Item 1.  Description of Securities To Be Registered

                  On June 5, 1995, the Board of Directors of Gryphon Holdings Inc. (the "Company") authorized and declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock, par value $.01 per share (the "Common Shares") of the Company. The dividend was payable on June 19, 1995 to the shareholders of record on June 5, 1995 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Junior Participating Cumulative Preferred Stock, par value $0.01 per share ("Preferred Shares") of the Company at a Purchase Price (the "Purchase Price") of $50.00, subject to adjustment in certain circumstances (as defined below). The description and terms of the Rights are set forth in the Rights Agreement (the "Rights Agreement") dated as of June 5, 1995, as amended on July 28, 1998 and as further amended on October 22, 1998, between the Company and State Street Bank and Trust Company, as Rights Agent (the "Rights Agent").

                  Initially, the Rights will be attached to all Common Share certificates representing shares then outstanding, and no separate certificates representing the Rights ("Right Certificates") will be distributed. The Rights will separate from the Common Shares and a "Distribution Date" will occur upon the earlier of (i) ten business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 11.8% or more of the outstanding Common Shares (the "Share Acquisition Date"), or (ii) ten business days (or such specified or unspecified date as may be determined by action of the Board of Directors of the Company) following the commencement or announcement of the intent to commence a tender offer or exchange offer that would result in the Acquiring Person having Beneficial Ownership of the percentage of outstanding Common Shares equal to or greater than 11.8% of the outstanding Common Shares. Notwithstanding the foregoing, an Acquiring Person does not include (A) the Company or any subsidiary of the Company, (B) any employee benefit plan (including, but not limited to, any employee stock ownership plan) of the Company or any Subsidiary of the Company or any Person organized, appointed or established by the Company or such Subsidiary as a fiduciary for or pursuant to the terms of any such employee benefit plan or (C) any Person who would otherwise be an "Acquiring Person" but for the good faith determination by the Board of Directors of the Company that such Person has become an "Acquiring Person" inadvertently, provided that such Person together with its Affiliates and Associates divest themselves as promptly as practicable of beneficial ownership of a sufficient number of Common Shares so that such Person together with its Affiliates and Associates beneficially own less than 11.8% of the Common Shares then outstanding.

                  The Rights Agreement provides that, until the Distribution Date, (i) the Rights will be transferred with and only with the Common Shares,
(ii) new Common Share certificates issued after the Record Date but prior to the Distribution Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any of the Common Shares will also constitute the transfer of the Rights associated with the Common Shares represented by such certificates.
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                  As soon as practicable following the Distribution Date,
separate certificates evidencing the Right Certificates will be mailed to holders of record of Common Shares as of the close of business day on the Distribution Date, and thereafter the Rights will be evidenced solely by such Right Certificates.

                  The Rights are not exercisable until the Distribution Date. The Rights will expire on June 5, 2005 (the "Final Expiration Date"), unless the Rights are earlier redeemed or exchanged by the Company as described below.

                  The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of Preferred Shares of certain rights or warrants to subscribe for Preferred Shares or convertible securities at less than the current market price of Preferred Shares, or (iii) in case the Company shall fix a record date to distribute to all holders of the Preferred Shares evidences of indebtedness or assets (other than a regular periodic cash dividend or dividends payable in Preferred Shares) or subscription rights or warrants (other than those referred to above). The number of Rights and number of Preferred Shares issuable upon the exercise of each Right are also subject to adjustment in the event of a stock split, combination or stock dividend on the Common Shares.

                  In the event that, after the Share Acquisition Date, (a) the Company shall merge with and into any Acquiring Person or any affiliate or associate thereof or any other person in which such Acquiring Person, affiliate or associate has an interest or any person acting on behalf of or in concert with such Acquiring Person, affiliate or associate (an "Interested Stockholder") or, if in such merger all holders of Common Shares (other than the Interested Stockholder) are not treated alike, with any other person (b) the Company shall consolidate with or merge with any Interested Stockholder or, if in such merger or consolidation all holders of Common Shares (other than the Interested Stockholder) are not treated alike, with any other Person, and the Company shall be the continuing or surviving corporation of such consolidation, or (c) the Company shall sell or otherwise transfer in a merger or other business combination transaction, more than 50% of its assets, cash flow or earning power to another person, the Rights Agreement provides that each Right holder shall be entitled to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value (as defined in the Rights Agreement) equal to twice the exercise price of the Right ("Flip-Over" Events).

                  In the event that any person or group becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have a right to receive, upon exercise thereof that number of Common Shares having a market value of two times the exercise price of the Right ("Flip-In" Events).
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                  From and after the time a person becomes an Acquiring Person all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person (or an affiliate, associate or transferee thereof) will be null and void.

                  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued and, in lieu thereof, an adjustment will be made based on the market price of the Preferred Shares on the last trading date prior to the date of exercise.

                  At any time prior to the acquisition by a person or group of affiliated or associated persons of Beneficial Ownership of an amount of outstanding Common Shares equal to the Acquiring Person Percentage, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"), payable in cash, Common Shares or any other form of consideration deemed appropriate by the Board of Directors. The redemption of the Rights may be effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon redemption of the Rights, the Rights will terminate and the only privilege of the Rights holders will be to receive the $.001 redemption price. The date on which Rights are redeemed is referred to herein as the "Redemption Date."

                  At any time after the acquisition by a person or group of affiliated or associated persons of Beneficial Ownership an amount of outstanding Common Shares equal to the Acquiring Person Percentage, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Share per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (such exchange ratio being hereinafter referred to as the "Exchange Ratio"). Notwithstanding the foregoing, the Board of Directors shall not be empowered to effect such exchange at any time after any person together with all affiliates and associates of such person, becomes the beneficial owner of 50% or more of the Common Shares then outstanding.

                  Immediately upon the action of the Board of Directors of the Company ordering the exchange of any Rights, the right to exercise such Rights shall terminate and the only right thereafter of a holder of such Right shall be to receive the number of Common Shares equal to the number of such Rights held by such holder multiplied by the Exchange Ratio. In connection with this exchange provision, the Company shall not be required to issue fractions of Common Shares or certificates evidencing fractional Common Shares and, in lieu thereof, an adjustment will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

                  Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, other than rights resulting from such holder's ownership of Common Shares, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become
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exercisable for Common Shares (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

                  The Rights and the Rights Agreement may be amended in any respect whatsoever (including, without limitation, any extension of the period in which the Rights may be redeemed) at any time prior to such time any person becomes an Acquiring Person, without the approval of the holders of the Rights. After such time, amendments may only be made to (i) cure any ambiguity, (ii) to correct or supplement any provision contained in the Rights Agreement which may be defective or inconsistent with any other provision in the Rights Agreement, or (iii) make any amendments or supplements which the Company and the Rights Agent may deem necessary or desirable which do not adversely affect the interests of the holders of the Rights (other than the Acquiring Person or an affiliate or associate thereof).

                  A copy of the Rights Agreement is being filed herewith as
Exhibit 4.1, a copy of the first amendment to the Rights Agreement is being filed herewith as Exhibit 4.2 and a copy of the second amendment to the Rights Agreement is being filed herewith as Exhibit 4.3. A copy of the Rights Agreement and the amendment thereto is available free of charge from the Company. This summary description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as amended, which is hereby incorporated by reference.

Item 2.  Exhibits

                  4.1 Rights Agreement, dated as of June 5, 1995, between Gryphon Holdings Inc. and State Street Bank and Trust Company (incorporated by reference to the Company's Registration Statement on Form 8-A dated June 20,
                           1995).

                  4.2 First Amendment, dated as of July 28, 1998, to the Rights Agreement, dated as of June 5, 1995, between Gryphon Holdings Inc. and State Street Bank and Trust Company, as Rights Agent, as amended (incorporated by reference to Amendment No. 1 to the Company's Registration Statement on Form 8-A/A filed with the Securities and Exchange Commission on August 7,
                           1998).

                  4.3 Second Amendment, dated as of October 22, 1998, to the Rights Agreement, dated as of June 5, 1995, between Gryphon Holdings Inc. and State Street Bank and Trust Company, as Rights Agent, as amended.
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                                    SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                              Gryphon Holdings Inc.



                                              By: /s/ Stephen A. Crane
                                                  -----------------------------
                                                  Name: Stephen A.  Crane
                                                  Title: President and Chief
                                                           Executive Officer


Dated: October 29, 1998
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                                INDEX TO EXHIBITS

Exhibit
Number            Exhibit
------            -------

4.1. Rights Agreement, dated as of June 5, 1995, between Gryphon Holdings Inc. and State Street Bank and Trust Company (incorporated by reference to the Company's Registration Statement on Form 8-A dated June 20, 1995).

4.2. First Amendment, dated as of July 28, 1998, to the Rights Agreement, dated as of June 5, 1995, between Gryphon Holdings Inc. and State Street Bank and Trust Company, as Rights Agent, as amended (incorporated by reference to Amendment No. 1 to the Company's Registration Statement on Form 8-A/A filed with the Securities and Exchange Commission on August 7, 1998).

4.3 Second Amendment, dated as of October 22, 1998, to the Rights Agreement, dated as of June 5, 1995, between Gryphon Holdings Inc. and State Street Bank and Trust Company, as Rights Agent, as amended.